Sub-Item 77(H)
                         Change in Control of Registrant

National Financial Services, LLC ("NFS") has acquired control of Winslow Green Growth Fund (the "Fund") as of May 31, 2006 due to ownership of greater than 25% of the Fund's outstanding shares. On December 30, 2005, NFS owned 0.00% of the Fund. In May 2006, NFS acquired ownership of 32.47% of the Fund and thus controlled the Fund at that time. NFS maintained a controlling interest from May through the end of the relevant period. On June 30, 2006, NFS owned 34.38% of the Fund and thus remained in control of the Fund as of that date.